EQUIFAX INC.

Dean C. Arvidson

Senior Vice President,

Deputy General Counsel

 & Corporate Secretary

1550 Peachtree Street, N.W.

Atlanta, Georgia 30309

(404) 885-8045

FAX (404) 885-8522

dean.arvidson@equifax.com

May 19, 2009

Mr. Michael Henderson

Staff Accountant

U.S. Securities and Exchange Commission

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549

Re:	Equifax Inc.
Form 10-K for Fiscal year Ended December 31, 2008
Filed February 26, 2009
File No. 001-06605

Dear Mr. Henderson:

This will confirm our telephone call yesterday in which Equifax Inc. requested a ten business day extension of time, from May 22, 2009 until June 8, 2009, by which to respond to the comment letter dated May 8, 2009, from the Division of Corporation Finance of the Securities and Exchange Commission regarding Equifax’s Form 10-K for the year ended December 31, 2008 and Form 10-Q for the quarter ended March 31, 2009.

Please contact me if you have any questions or require further information.

Sincerely,

/s/Dean C. Arvidson
Dean C. Arvidson